Filed by Churchill Capital Corp XI pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Churchill Capital Corp XI (File No. 001-43020)

Set forth below is a press release published by Agility Robotics, Inc. (“Agility”) in which the proposed business transaction between Churchill Capital Corp XI (“Churchill”) and Agility is discussed.

Agility Robotics Announces Audit Committee Chair for Planned Public-Company Board

Global logistics, finance and investment leader to support Agility’s commercial expansion and public-company governance

SALEM, Ore. and NEW YORK, N.Y., Oct. 19, 2026 — Agility Robotics, a leading humanoid robotics and physical AI company, today announced that Mark Vale, CEO and board member at Transportation Insight and a former president of UPS, is expected to join its board of directors and chair its audit committee following completion of its previously announced business combination with Churchill Capital Corp XI (NASDAQ: CCXI) (“Churchill XI”).

The appointment will bring additional experience in global logistics, financial oversight and strategic investment as Agility expands customer deployments of Digit®, scales manufacturing and prepares to operate as a public company.

“Scaling humanoid robotics requires a deep understanding of our customers’ operations and the financial discipline to build a durable global business,” said Peggy Johnson, CEO of Agility Robotics. “Mark brings both, drawing on more than three decades of leadership across logistics and finance. His experience will be valuable as we expand Digit’s commercial footprint and establish the governance to support our next phase of growth.”

Mark Vale: Global Logistics Leadership and Financial Oversight

Mark Vale brings more than three decades of leadership experience in global logistics, operations and finance. He currently serves as CEO and a board member of Transportation Insight, having previously served as its chief financial and administration officer. During more than 30 years at UPS, he served as global president and held senior financial leadership roles including corporate controller and chief financial officer for international operations.

His operational leadership and financial oversight experience will support Agility’s commercial expansion and public-company governance. Upon his appointment as chair of the audit committee, Vale will help oversee financial reporting, internal controls and the company’s relationship with its independent auditor.

“Agility is bringing humanoid robotics into the environments where businesses move goods and manage some of their most demanding operational challenges,” said Vale. “I look forward to working with Peggy and the board to support the company’s growth and help develop the additional financial oversight needed for its next chapter.”

Board Transition

Vale is expected to serve alongside previously announced directors Merline Saintil, Derek Aberle and Pierre Gentin, as well as Agility CEO Peggy Johnson and co-founder Damion Shelton.

As part of the transition, Bruce Leak and Matt Ocko have stepped down from Agility’s board.

“Bruce and Matt have helped guide Agility through foundational years of technology development and commercialization,” said Johnson. “We are grateful for their counsel, conviction and support as we brought Digit from the lab into customer operations. Their contributions have helped position Agility for this next chapter.”

Following the transaction, the combined company is expected to operate as Agility Robotics and trade on Nasdaq under the ticker symbol AGLT.

About Agility Robotics

Headquartered in Salem, Oregon, with offices in Pittsburgh, Pennsylvania and Fremont, California, Agility Robotics’ mission is to build robot partners that augment the human workforce. Agility’s groundbreaking general-purpose humanoid robot, Digit, is the first multi-purpose, human-centric robot that is Made for Work® and commercially deployed today. With more than 65,000 hours of real-world operation combined with industry-leading safety standards, we’re pioneering a new era of automation that enhances human potential. To learn more, visit agilityrobotics.com.

Agility, the Agility logo, Digit, Agility Arc, RoboFab, and Made for Work are trademarks of Agility Robotics, Inc. All rights reserved. Third-party trademarks are the property of their respective owners.

About Churchill Capital Corp XI

Churchill XI is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. It may pursue an initial business combination target in any business or industry.

Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Churchill XI for their consideration. Churchill XI and Agility Robotics have jointly filed a registration statement (the “Registration Statement”) on Form S-4 with the Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on October 13, 2026, and which includes a definitive proxy statement/prospectus. The definitive proxy statement/prospectus and other relevant documents have been distributed to Company stockholders and Churchill XI shareholders as of September 14, 2026, the record date established for voting on the proposed transaction, in connection with Churchill XI’s solicitation of proxies for the vote by Churchill XI’s shareholders in connection with the proposed transaction and other matters described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Company stockholders in connection with the completion of the proposed transaction. Before making any voting or investment decision, Churchill XI and Agility stockholders and other interested persons are advised to read the definitive proxy statement/prospectus, as well as other documents filed with the SEC by Churchill XI in connection with the proposed transaction, as these documents contain important information about Churchill XI, the Company and the proposed transaction. Shareholders may obtain a copy of the definitive proxy statement/prospectus as well as other documents filed by Churchill XI with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp XI, 640 Fifth Avenue, 14th Floor, New York, NY 10019.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the federal securities laws regarding Agility and Churchill Capital Corp XI (“Churchill XI”). Forward-looking statements are often identified by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should” and “would,” or similar expressions. The absence of any of these words or similar expressions does not mean that a statement is not forward-looking. These forward-looking statements are based on Agility’s and Churchill XI’s current expectations and projections. These statements include statements relating to, without limitation: the expected appointment of Mark Vale to the board of directors and as chair of the audit committee, including the timing of such appointment and the receipt of applicable approvals; the expected composition of the combined company’s board following the business combination, including the continued service of Merline Saintil, Derek Aberle, Pierre Gentin, Peggy Johnson and Damion Shelton; the anticipated contributions of Mr. Vale to Agility’s commercial expansion, financial oversight and public-company governance; Agility’s plans to expand customer deployments of Digit and scale its manufacturing; Agility’s preparation to operate as a public company; Agility’s ability to consummate the proposed business combination with Churchill XI, the satisfaction or waiver of closing conditions and the expected timing of closing; the expected listing of the combined company’s securities on Nasdaq under the ticker symbol AGLT; and the potential benefits of the proposed transaction.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of the Company and Churchill XI.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause Churchill XI’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that the Company is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; the Company’s historical net losses and limited operating history; the Company’s expectations regarding future financial performance, capital requirements and unit economics; the Company’s use and reporting of business and operational metrics; the Company’s competitive landscape; the Company’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; the Company’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; the Company’s reliance on strategic partners and other third parties; the Company’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Churchill XI’s securities; the failure by the parties to satisfy the conditions to consummation of the proposed transaction, including the approval of Churchill XI’s shareholders; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill XI could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the level of redemptions of Churchill XI’s public shareholders; the ability of the Company to grow and manage growth, maintain relationships with customers and retain its management and key employees; costs related to the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against the Company or Churchill XI; failure to realize the anticipated benefits of the proposed transaction; the Company’s estimates of expenses and profitability; the evolution of the markets in which the Company competes; the ability of Churchill XI or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill XI’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by the Company, Churchill XI or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of the Company’s and Churchill XI’s management as of the date of this press release; subsequent events and developments may cause their assessments to change. While the Company and Churchill XI may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect the Company’s and Churchill XI’s beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and the Company’s and Churchill XI’s statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Churchill XI is not an investment in any of Churchill XI’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Churchill XI, which may differ materially from the performance of Churchill XI’s founders’ or sponsors’ past investments.

Contacts

Media:

Michael Oldenburg

media@agilityrobotics.com

Investors:

Anthony Rozmus

investor-relations@agilityrobotics.com

5